INTERSHOP APPOINTS NEW PRESIDENT FOR EUROPE, MIDDLE EAST AND AFRICA

Jena, Germany, July 8, 2002 - Intershop Communications AG (Nasdaq: ISHP, Neuer
Markt: ISH), a leading provider of e-commerce software for enterprises, today appointed Werner Fuhrmann as President Europe, Middle East and Africa (EMEA).

This organizational change is part of the Company's strategy to further strengthen its entire sales organization.

Werner Fuhrmann joins Intershop from Groupe Bull/Integris, a leading European IT services provider. In the course of his successful management career at Bull, he most recently held the position of Chief Operating Officer of Integris and Member of the Groupe Bull senior management team. Previously he was the Bull AG General Manager for Central Europe and a member of the German management board for Bull AG.

"With his broad international experience in enterprise solution sales and general management, Mr. Fuhrmann will be a key contributor to the success of Intershop," commented CEO Stephan Schambach.

"With industry-leading software packages for B2B, B2C, procurement and content management, Intershop offers the most complete e-commerce software portfolio for enterprises. After successfully restructuring the Company and significantly reducing costs, today Intershop is one of the most attractive software companies in the market," commented Werner Fuhrmann.


INVESTOR RELATIONS: Klaus F. Gruendel, T: +49-40-23709-128, F: +49-40-23709-111,
k.gruendel@intershop.com
PUBLIC RELATIONS: Heiner Schaumann, T: +49-3641-50-1000, F: +49-3641-50-1002,
h.schaumann@intershop.com



ABOUT INTERSHOP

Intershop Communications (Neuer Markt: ISH; Nasdaq: ISHP) is a leading provider of e-commerce solutions for enterprises who want to automate marketing, procurement, and sales using Internet technology. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Sonera, Otto and Bosch have selected Intershop's Enfinity as the foundation for their global e-commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

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THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE
EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S FORM 20-F DATED MAY 9, 2002.